Exhibit 99.1

Canaan Inc. Provides July 2025 Bitcoin Production and Mining Operation Updates

SINGAPORE, August 7, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending July 31, 2025.

Management Commentary

“We’re pleased to report quarter-over-quarter improvement in our bitcoin mining performance, with monthly production resulting in 89 bitcoins, driven by a stronger bitcoin price and lower average power costs,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “In line with our recently announced Cryptocurrency Holding Policy, we retain bitcoins acquired through our daily operations as a long-term reserve asset. This policy allows us to accumulate bitcoin, and our total holdings at month-end were 1,511 bitcoins.”

“These results are especially impressive given the challenges we faced in July,” Zhang continued. “Following weather-related disruptions in June, our team has been working tirelessly to stabilize mining uptime, supporting our operating partners with top-tier hardware and service. In July, both deployed and operating hashrates declined, primarily due to our planned exit from Kazakhstan and the proactive termination of a hosting agreement with an underperforming site in South Texas. We are actively relocating these offline miners and expect to bring about half back online in August, with additional units to be energized in the near future.”

“Our ability to pivot toward better-performing hosting partners to substantially improve mining economics reflects our deep commitment to maximizing return on investment and reinforces Canaan’s strong reputation among miners. As more site operators gain firsthand experience with our products, they’re recognizing that Avalon miners are not only among the most efficient, but also exceptionally durable and user-friendly—even in the most challenging mining environments. This growing recognition is further validated by recent orders from some of the industry’s largest public mining companies.”

July 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	89 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,511 Bitcoins
Month-End Deployed Hashrate (EH/s)	7.95 EH/s
Month-End Operating Hashrate (EH/s)	6.24 EH/s
Month-End Average Revenue Split[2]	57.1%
Average All-in Power Cost During the Month[3]	US$0.042/kWh

July 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	20.2 J/TH	29.1 J/TH	25.9 J/TH
Month-End Installed Power Capacity	74.5 MW	131.0 MW	205.5 MW

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of July 31, 2025)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global [8]	7	6.24 EH/s	7.95 EH/s	0.84EH/s	8.79 EH/s
America	3	2.63 EH/s	3.67 EH/s	0.50 EH/s	4.17 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	3.55 EH/s	4.22 EH/s	0.34 EH/s	4.56 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.
8.	Following the uninstallation of approximately 0.59 EH/s of mining computing power in June, the Company took an additional ~0.22 EH/s offline and completed its exit from mining operations in Kazakhstan.

Recent Corporate Updates:

Cipher Mining Follow-on Order

On July 17, 2025, Canaan announced its fourth purchase agreement with Cipher Mining, demonstrating continued customer confidence in Canaan’s Avalon A15Pro miners. The latest order will support the build-out of Cipher's Black Pearl facility and the miners are expected to arrive during the third quarter of 2025, fulfilled by Canaan's U.S. and Malaysian facilities. Canaan emphasized that the repeat orders reflect strong product performance and the deepening alignment between the two companies.

Series A-1 Preferred Shares Conversion Completion

Following the closing of a US$100 million preferred shares financing on March 10, 2025, Canaan announced on July 29, 2025, that its investor had converted and sold all its previously disclosed Series A-1 Preferred Shares, noting that all ADSs issued upon conversion were sold through open-market transactions.

Adoption of Cryptocurrency Holding Policy

On July 30, 2025, the Company announced the formal adoption of a Cryptocurrency Holding Policy that establishes a disciplined framework for managing the Company’s digital assets while reinforcing its strategic commitment to Bitcoin. Under the policy, Bitcoin will serve as Canaan’s primary long-term reserve asset, with coins accumulated through self-mining and equipment sales generally held rather than sold—unless liquidity or risk conditions require otherwise. Other digital assets such as Ethereum or regulated stablecoins may be temporarily held when supporting operational or hedging needs but will typically be converted back to fiat.

CleanSpark Orders Avalon A1566I Immersion-cooling Miners

On July 31, 2025, Canaan announced a follow-on purchase agreement with CleanSpark Inc. for additional Avalon A1566I immersion-cooling miners to support CleanSpark’s state-of-the-art immersion mining fleet in Norcross, Georgia. The collaboration highlights both companies’ shared commitment to performance, energy optimization, and scalable North American mining infrastructure.

Recent Operational Update:

The Company recently terminated a hosting agreement involving approximately 0.96 EH/s of Canaan-owned miners at a site in South Texas. The affected units have been taken offline and are currently being shipped to alternative hosting partner sites for redeployment, with approximately 0.50 EH/s expected to come back online in August.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com